February 26, 2016

VIA EDGAR

Mr. Thomas Kluck

Mr. Rahul Patel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	United States Oil Fund, LP
Pre-Effective Amendment No. 2 to Registration Statement on Form S-3
File No. 333-209362

Dear Mr. Kluck and Mr. Patel:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, United States Oil Fund, L.P. (the “Company”) hereby respectfully requests that the above-captioned registration statement (the “Registration Statement”) be ordered effective on February 29, 2016, at 1:00 p.m. EST, or as soon thereafter as practicable.

In connection with the submission of the Company’s request for accelerated effectiveness of the Registration Statement, the Company acknowledges that:

•        should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Oil Fund, L.P.

By: United States Commodity Funds LLC,
its General Partner

By:	/s/ Carolyn M. Yu
Carolyn M. Yu
General Counsel